Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

February 26, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III Post-Effective Amendment No. 24 (File No.333-192858) and Amendment No. 28 (File No.811-22920) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 24 and, under the Investment Company Act of 1940, as amended, Amendment No. 28 (the "Filing") to the Trust's Registration Statement on Form N-1A, together with all exhibits thereto.

The purpose of the Filing is to respond to comments of the staff of the U.S. Securities and Exchange Commission (the "Staff") on Post-Effective Amendment No. 17, and make certain other changes to, the prospectus and statement of additional information of the Knights of Columbus Core Bond Fund, Knights of Columbus Limited Duration Bond Fund, Knights of Columbus Large Cap Growth Fund, Knights of Columbus Large Cap Value Fund, Knights of Columbus Small Cap Equity Fund and Knights of Columbus International Equity Fund. Please note that the Trust intends to submit an acceleration request to the Staff requesting that the Filing become effective as soon as is practicable.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin